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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL
REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68100

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/22 AND ENDING 03/31/23
_____MM/DD/YY_____MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: IIFL Capital Inc

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1120 Avenue of the Americas - Suite 4030
_____(No. and Street)_____

New York	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Fredric Obsbaum	(212) 897-1694	obsbaum@integrated.solutions
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith+Brown, PC
_____(Name – if individual, state last, first, and middle name)_____

200 Jefferson Park	Whippany	NJ	07981
(Address)	(City)	(State)	(Zip Code)

10/08/2003	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR
240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

IIFL Capital Inc.
(a wholly owned subsidiary of IIFL Securities Limited)

Statement of Financial Condition

March 31, 2023







AFFIRMATION

I, Sandeep Chhajed, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to IIFL Capital Inc as of 03/31/23, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature

CEO

Title

ALENA M BRUSTER - NOTARY PUBLIC
No. 50023136
Comm. Exp. September 14, 2025
MERCER COUNTY, NEW JERSEY

Notary Public

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

   **To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Those Charged with Governance of
IIFL Capital Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of IIFL Capital Inc. (the "Company"), as of March 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.

Whippany, NJ
April 17, 2023

WithumSmith+Brown, PC   200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070   T (973) 898 9494   F (973) 898 0686   withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

IIFL Capital Inc.
(a wholly owned subsidiary of IIFL Securities Limited)
Statement of Financial Condition
March 31, 2023

Assets

Cash and cash segregated under federal regulations	$	1,260,882
Fixed assets, net of accumulated depreciation of $984		2,374
Due from Parent		400,000
Deferred tax asset		59,220
Security deposits		1,800
Other assets		9,100
Total assets	**$**	**1,733,376**

Liabilities and Stockholder's Equity

Accounts payable and other accrued liabilities	$	416,469
Due to affiliate		2,928
Income taxes payable		8,050
Total liabilities		427,447
Stockholder's equity:		
Common stock, $0.01 par value. Authorized 1,000 shares; issued and outstanding 1,000 shares		10
Additional paid-in capital		687,490
Retained earnings		618,429
Total stockholder's equity		1,305,929
Total liabilities and stockholder's equity	**$**	**1,733,376**

The accompanying notes are an integral part of this statement of financial condition.

IIFL Capital Inc.
(a wholly owned subsidiary of IIFL Securities Limited)
Notes to Statement of Financial Condition
Year Ended March 31, 2023

1. **Organization**

   IIFL Capital Inc. (the Company) is a wholly owned subsidiary of IIFL Securities Limited, Mumbai, India (Parent). The Company provides brokerage and research services to institutional investors in the United States investing in securities of companies principally headquartered in India. The Company is registered with the Securities and Exchange Commission (the SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA).

   The Company's customers transact their business on a delivery versus payment basis. The settlement of the customer securities transactions is facilitated by its Parent in India for securities traded in the Indian stock markets. Accordingly, the Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934, and it is also subject to Rule 15c3-1, the Uniform Net Capital Rule.

2. **Significant Accounting Policies**

   a) **Cash and cash segregated under federal regulations**

   The Company maintains cash at federally insured banking institutions. Cash includes $89,739 in a special account segregated in compliance with federal regulations to cover commission rebate liabilities amounting to $26,452 included in accounts payable and other accrued liabilities. Total expense paid for such commission rebates was $292,534 and is recorded as commission expense on the statement of operations.

   b) **Fixed Assets**

   Fixed assets are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

   c) **Income Taxes**

   The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been included in the statement of financial condition. Under this method deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year the differences are expected to reverse. The effect of the change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are recognized subject to management's judgment that realization is more likely than not.

   d) **Basis of Presentation and Use of Estimates**

   This statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

IIFL Capital Inc.
(a wholly owned subsidiary of IIFL Securities Limited)
Notes to Statement of Financial Condition
Year Ended March 31, 2023

2. **Significant Accounting Policies (continued)**

   e) **Allowance for Credit Losses**

   The Company follows Accounting Standards Codification ("ASC") Topic 326, *Financial Instruments – Credit Losses* ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset.

   The Company did not have any accounts receivable impacted by the guidance.

   An allowance for credit losses may be based on the Company's expectation of the collectability of its receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of collectability in determining the allowance for credit losses. Since the Company had no accounts receivable, there is no credit risk; therefore, the Company has not provided an allowance for credit losses at March 31, 2023.

   f) **Contract Assets and Liabilities**

   The Company had no customer receivables as of April 1, 2022, or March 31, 2023. The Company had no contract assets or liabilities as of April 1, 2022, or March 31, 2023.

3. **Related Party Transactions**

   An affiliated company paid $584 for expenses on behalf of the Company. As of March 31, 2023, the Company owed the affiliate $2,928.

   For the year ended March 31, 2023, the Company earned transfer pricing revenue from its Parent. At March 31, 2023, $400,000 remained unpaid.

   The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

4. **Net Capital Requirement**

   The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. The Company has elected to use the alternative method of computing its net capital. Under this method, net capital, as defined, shall not be less than $250,000. At March 31, 2023, the Company had net capital of approximately $833,000 which exceeded requirements by approximately $583,000.

IIFL Capital Inc.
(a wholly owned subsidiary of IIFL Securities Limited)
Notes to Statement of Financial Condition
Year Ended March 31, 2023

5. **Off-Balance-Sheet Risk, Concentration Risk and Credit Risk**

   The Company's policy is to continuously monitor its exposure to market and counterparty risk by using a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each customer and/or other counterparty with which it conducts business.

6. **Income Taxes**

   At March 31, 2023, the Company's deferred tax assets are $59,220. The Company's deferred tax assets were primarily related to the non-deductible portions of the accrued incentive compensation. The value of the deferred tax asset was calculated based on the estimated accrued incentive compensation as of March 31, 2023. The Company recognizes accrued interest and penalties related to uncertain tax positions in income tax expense (benefit) within the statement of operations; however, there are none for the year ended March 31, 2023. At this time, the Company does not expect any material change in the unrecognized tax benefits amount over the next twelve months.

   The Company does not have any uncertain tax positions or any material unrecognized tax benefits or tax liabilities at March 31, 2023. The difference between the statutory federal rate of 21% and the effective tax rate of (25.6%) is due to the deductibility of certain expenses.

7. **401(k) Plan**

   The Company sponsors a qualified defined contribution salary reduction 401(k) plan covering all eligible employees. The maximum contribution payable under the plan is equal to a defined percentage of the eligible employee's salary subject to Internal Revenue Service ("IRS") limits. Employee contributions may be matched at the discretion of the Company subject to IRS limits.

8. **Concentrations**

   The Company is dependent on its Parent for all of its operating revenue.

   Most of the Company's assets are held in the form of cash in accounts at major commercial banks.

   The Company has significant cash balances at financial institutions which throughout the year regularly exceed the federally insured limit of $250,000. Any loss incurred or lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations, and such cash flows.

9. **Commitments and Contingent Liabilities**

   The Company rents office space under an operating lease with a term of three (3) months. The lease automatically renews for three months unless 60 days' notice to terminate the lease is given. The quarterly amount under this arrangement is $3,600. Under the terms of the operating lease, there are scheduled escalations that will bring the quarterly amount to $3,816.